New Frontier Health Corporation

10 Jiuxianqiao Road

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015

Beijing, China

January 28, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Jonathan Burr

Re:	New Frontier Health Corporation
Registration Statement on Form F-1
Filed January 24, 2020
File No. 333-236079

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, New Frontier Health Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. (EST) on January 28, 2020, or as soon as practicable thereafter.

Please call Elliott M. Smith of Winston & Strawn LLP at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

New Frontier Health Corporation

By:	/s/ Roberta Lipson
Roberta Lipson
Chief Executive Officer

cc: Elliott M. Smith, Winston & Strawn LLP